SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世 達 國 際 律 師 事 務 所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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August 15, 2019

Confidential

Mr. Larry Spirgel, Assistant Director

Mr. Gregory Dundas, Attorney Adviser

Ms. Inessa Kessman, Senior Staff Accountant

Mr. Robert Littlepage, Accountant Branch Chief

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)

Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on July 19, 2019

Dear Mr. Spirgel, Mr. Dundas, Ms. Kessman and Mr. Littlepage:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 25, 2019, on the Company’s amendment No. 2 to draft registration statement on Form F-1 confidentially submitted on July 19, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

August 15, 2019

To facilitate the Staff’s review, we have separately delivered to the Staff today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2019 and comparable financial information for the same period in 2018, and (ii) other information and data to reflect recent developments.

The Company has provided the Staff supplementally, under separate cover, a copy of the written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) that had been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf. The Company undertakes that if any additional written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will also provide the Staff with a copy of such written communication on a supplemental basis.

Comments in Letter Dated July 25, 2019

Prospectus Summary, page 1

1.	In your previous draft submission, Mr. Wen Gao was identified as a director and founder. In your current submission, he is only identified as your chief sales officer. Please advise and/or revise.

The Company respectfully advises the Staff that Mr. Wen Gao has resigned from the board of directors on July 15, 2019, effective immediately.

U.S. Securities and Exchange Commission

August 15, 2019

Principal Shareholders, page 174

2.	Please disclose the percentage of outstanding shares that holders of Class B ordinary shares must keep in order to continue to control the outcome of matters submitted to shareholders for approval.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 58 of the Revised Draft Registration Statement.

Consolidated Statements of Comprehensive Loss, page F-3

3.

We note your response to our prior comment 13 from our letter dated June 19, 2019. In that response you state, “that the arrangements of services through Roamingman brand involve the leasing of portable Wi-Fi terminals with data connectivity services embedded.” We also note your response to our comment one from our letter dated June 28, 2019. You now show data connectivity services from Roamingman, but do not show any rental income. Please revise to only show revenue from tangible products, income from rentals, and revenues from services on the face of your Consolidated Statements of Comprehensive Loss in accordance with Item 5-03(B)1(a) of Regulation S-X . Your footnote disclosure should continue to show the disaggregation of revenue as currently presented in Note 5. Also, separate cost of revenue on the face of your Consolidated Statements of Comprehensive Loss in accordance with Item 5-03(B)1(a) of Regulation S-X.

The Company respectfully advises the Staff that the arrangement of services through the Roamingman brand contains an equipment lease component and a service non-lease component. However, the Company determined that the non-lease component (i.e. the data connectivity service) is the predominant characteristic of the arrangement, as the Company does not offer customers the option to solely rent portable Wi-Fi terminals without data connectivity services as the portable Wi-Fi terminals under the Roamingman brand are configured in a way that could only work with data connectivity services provided by the Company. No other providers in the market provide rental service of the portable Wi-Fi terminals solely either. Moreover, the Company further determined that the timing and pattern of the transfer of the non-lease component and the associated lease component are the same and therefore, the Company combined the two components and present as revenue from data connectivity services.

In response to the Staff’s comment, the Company has revised the referenced disclosure of revenue and cost of revenue on the face of the Consolidated Statements of Comprehensive Loss on pages F-3 and F-50 of the Revised Draft Registration Statement.

*            *             *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.
Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.
Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.
Matthias Vukovich, Co-Chief Financial Officer, UCLOUDLINK GROUP INC.
Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP
David Zhang, Esq., Partner, Kirkland & Ellis LLP
Meng Ding, Esq., Partner, Kirkland & Ellis LLP